1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

January 22, 2021

VIA EDGAR CORRESPONDENCE

Ms. Karen L. Rossotto

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:	Broadstone Real Estate Access Fund (the “Registrant”)

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

SEC File No. 333-226108

Dear Ms. Rossotto:

This letter responds to the comments provided to me and Antonio Fraone of Dechert LLP in a telephonic discussion on January 14, 2021 with respect to your review of Post-Effective Amendment No. 4 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 30, 2020 on Form N-2 (“Registration Statement”). The Amendment was filed pursuant to Rule 486(a) under the Securities Act of 1933 for the purpose of: (i) incorporating all supplements that were filed since February 10, 2020 and (ii) making other changes to the Registration Statement that could be deemed to be material. We have reproduced the comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Registration Statement.

Prospectus

1.	Comment: The prospectus states that the Fund’s investments in derivatives are counted towards the Fund’s 80% investment policy. Please confirm that the Fund will use the market value of any such derivatives for purposes of satisfying its 80% investment policy.

Response: The Fund confirms that it will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% investment policy.

2.	Comment: On the cover page of the prospectus, please update the disclosure to include a brief description of uncovered put options.

Response: The Registrant respectfully notes that it includes a description of uncovered put options under “INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Investment Strategy — Publicly Traded CRE Securities” in the Registrant’s prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Ms. Karen L. Rossotto January 22, 2021 Page 2

3.	Comment: Under “PROSPECTUS SUMMARY – Summary of Risks”, please update the disclosure related to uncovered options to include disclosure about the potential for unlimited losses with respect to certain investments.

Response: The Registrant has revised this disclosure in response to this comment.

4.	Comment: Under “PROSPECTUS SUMMARY – Summary of Risks”, please update the disclosure related to COVID-19 to include a discussion of the pandemic’s potential impact on the Fund’s investments, specifically commercial real estate investments. Please also add disclosure relating to interest rates and the impact of currently historically low interest rates.

Response: The Registrant has revised its disclosure relating to COVID-19 in response to this comment. The Registrant notes that disclosure relating to interest rates is already included in the prospectus under “RISK FACTORS”. Nevertheless, the Registrant has updated its disclosure to include the impact of currently historically low interest rates in response to this comment.

5.	Comment: If applicable, please add disclosure discussing changes to the Fund’s investment strategy, investment allocations, or investment process due to the impact of COVID-19.

Response: The Registrant believes that the existing disclosure fairly and accurately discloses the Fund’s investment strategy, investment allocations and investment process. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment: In the “SUMMARY OF FUND EXPENSES” section, the Fees and Expenses Table assumes that the Fund will issue shares in an amount equal to $100 million during the fiscal year ending on September 30, 2021. Please explain supplementally the basis for this figure.

Response: The assumptions regarding the estimated amount of offering proceeds for the Fund are based on the judgment, experience, research (including discussions with the financial advisor community) and proprietary models of Benefit Street Partners L.L.C. and its affiliates. Benefit Street Partners L.L.C. has also had success in the past raising assets for other investment vehicles that are regulated under the Investment Company Act of 1940. As it has continued to evaluate its proprietary models, and based on current market conditions and fundraising to-date, Benefit Street Partners L.L.C. has determined that the Fund’s expected offering proceeds should reflect an anticipated capital raise of approximately $100 million during the applicable period. As of January 20, 2021, the Fund had $51,384,871 of total assets. The Fund hereby represents that the Fund will supplement its prospectus should it become apparent that the estimate utilized in connection with the Fees and Expenses Table are incorrect in a manner that would have a material adverse effect on the numbers presented.

Ms. Karen L. Rossotto January 22, 2021 Page 3

7.	Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Investment Strategy-Publicly Traded CRE Securities”, update the disclosure with a brief explanation of “notional value” where it is introduced for the first time. In the same section, please provide an indication, if possible, of the percentage of the Fund’s assets that will be invested in call and put options. Additionally, please also supplementally explain how option hedging is utilized to pursue the Fund’s investment objective.

Response: The Registrant has revised its disclosure relating to “notional value” to include a brief explanation in response to this comment. The Fund may invest in call and put options, subject to the limitations and requirements of the Investment Company Act of 1940 and the rules thereunder. Accordingly, the Registrant respectfully declines to include a percentage to indicate what portion of the Fund’s assets will be invested in call and put option. The Fund’s option investments are used to hedge exposure to certain investments to potentially reduce the volatility of its portfolio, which is consistent with the Fund’s investment objective.

8.	Comment: Under “RISK FACTORS”, the disclosure states that “the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create a diversified portfolio of investments, and it may not achieve the economies of scale necessary to operate in a cost effective manner.” Please revise this disclosure as the use of “diversified” in this sentence appears to conflict with the Fund’s status as a non-diversified fund.

Response: The Registrant has revised the disclosure accordingly.

9.	Comment: Under “RISK FACTORS”, please update the language related to options to include disclosure about the potential for unlimited losses with respect to certain investments. Please also update related options disclosure throughout the prospectus.

Response: The Registrant has revised this disclosure in response to this comment.

10.	Comment: Under “RISK FACTORS – Risks Associated with the Fund’s Direct Real Estate Investments”, disclosure relating to joint ventures with affiliated persons was removed. Please explain supplementally the reasons for deleting this disclosure.

Ms. Karen L. Rossotto January 22, 2021 Page 4

Response: Currently, the Registrant has no intention of entering into such joint ventures with affiliated persons. Accordingly, the disclosure was removed.

11.	Comment: The Fund’s prospectus disclosure has been revised to include mentions of reverse repurchase agreements. If utilizing reverse repurchase agreements is part of the Fund’s principal investment strategy, please revise the principal investment strategy disclosure and include related risk disclosure.

Response: Utilizing reverse repurchase agreements is not part of the Fund’s principal investment strategy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.	Comment: Under “RISK FACTORS – Risks Related to the Investment Adviser and Its Affiliates”, the disclosure states that “[a]lthough the Investment Adviser expects to monitor the institutional asset managers to which the Fund allocates its capital, it is possible that institutional asset managers of the Private CRE Investment Funds may take certain positions in similar or same instruments or markets at the same time, thereby interfering with the Fund’s investment goal of diversified exposure.” Please revise this disclosure as “diversified exposure” is not the Fund’s investment objective.

Response: The Registrant has revised the disclosure accordingly.

Statement of Additional Information

13.	Comment: Under “INVESTMENT OBJECTIVE AND POLICIES – Derivatives”, the disclosure includes a discussion of uncovered call options. If such options are a part of the Fund’s principal investment strategy, please update the prospectus accordingly. Additionally, the section provides a description of uncovered put options. Please add this disclosure to the prospectus.

Response: The Registrant confirms that uncovered call options are not part of the Fund’s principal investment strategy. The Registrant has revised the prospectus disclosure to provide a description of uncovered put options.

*     *     *

Ms. Karen L. Rossotto January 22, 2021 Page 5

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Jerome S. Baglien, Benefit Street Partners L.L.C.

Leeor P. Avigdor, Benefit Street Partners L.L.C.

Brian Buffone, Benefit Street Partners L.L.C.

Elizabeth Mooney, Benefit Street Partners L.L.C.

Jonathan H. Gaines, Dechert LLP